SAMSON OIL & GAS LIMITED ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING

Denver 7.00pm 19 November 2008 - Perth 11.00am 20 November 2008

Pursuant to ASX Listing Rule 3.13.2, Samson Oil & Gas Limited advises on the outcome of voting on the resolutions put to shareholders at the Annual General Meeting held on 19 November 2008.

Details of the voting in regard to the resolutions (together with the information required to be given by Section 251AA of the Corporations Act) was as follows:

Resolution 1 - Re - Election of Dr Rudenno as a Director

Resolution passed by a show of hands. Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	15,736,806
Votes of proxies directed to vote against the resolution	:	759,640
Votes of proxies directed to abstain on the resolution	:	254,460
Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 2 - Re - Election of Mr K Skipper as a Director

Resolution passed by a show of hands. Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	15,708,806
Votes of proxies directed to vote against the resolution	:	761,640
Votes of proxies directed to abstain on the resolution	:	280,460
Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 3 - Adoption of Remuneration Report

Resolution passed by a show of hands. Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	15,105,186
Votes of proxies directed to vote against the resolution	:	1,373,630
Votes of proxies directed to abstain on the resolution	:	272,090
Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 4 - Increase in remuneration of non-executive directors

Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	11,973,475
Votes of proxies directed to vote against the resolution	:	2,703,990
Votes of proxies directed to abstain on the resolution	:	2,073,441
Votes of proxies able to vote at the proxies' discretion	:	-
Resolution 4 was passed on a poll. Votes were as follows:

Votes in favor of the resolution	:	11,996,725
Votes against the resolution	:	2,542,490
Votes abstaining on the resolution	:	184,472

Resolution 5 - Appointment of new auditor

Resolution passed by a show of hands. Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	16,312,666
Votes of proxies directed to vote against the resolution	:	268,000
Votes of proxies directed to abstain on the resolution	:	170,240
Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 6 - Issue of options to Dr V Rudenno

Resolution passed by a show of hands. Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	13,415,934
Votes of proxies directed to vote against the resolution	:	3,093,934
Votes of proxies directed to abstain on the resolution	:	241,038
Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 7 - Issue of options to Mr K Skipper

Resolution passed by a show of hands. Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	13,393,934
Votes of proxies directed to vote against the resolution	:	3,115,934
Votes of proxies directed to abstain on the resolution	:	241,038
Votes of proxies able to vote at the proxies' discretion	:	-

For and on behalf of the Board of Directors of
SAMSON OIL & GAS LIMITED

DENIS RAKICH
Company Secretary

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.